

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

Mr. Thomas K. Sterner
Chairman and Chief Executive Officer
Fraternity Community Bancorp, Inc.
764 Washington Boulevard
Baltimore, Maryland 21230

Re: Fraternity Community Bancorp, Inc.
Registration Statement on Form S-1
Amendment Number 3
Filed January 26, 2011
File number 333-170215

Dear Mr. Sterner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

How We Determined the Offering range, page 3

1. Revise the first full paragraph on page 4 to disclose whether or not selecting a peer group with a ROA of less than .25% resulted in a higher, lower, or no change in the valuation than if such criteria was not used. If a definitive answer cannot be provided, then so state or indicate the appraiser's belief.

Recent Developments, page 24

2. Please revise to disclose the amount of troubled debt restructurings and the balances of accruing loans past due 90 days or more as of December 31, 2010.

Management's Discussion and Analysis, page 50

Analysis of Nonperforming and Classified Assets, page 70

3. We note your table disclosing nonperforming assets on page 71. We also note that the heading to the first section of the table is titled "Nonperforming loans." Please revise to label the first section of the table as Nonaccrual loans.

Analysis of Loan Loss Experience, page 77

4. We note your response to comment 8 of our letter dated January 13, 2011. We re-refer you to this prior comment which asked you to tell us the date of the updated appraisals for the $495,000 loan, the two loans totaling $1,819,218, the $541,932 loan and if your quarterly internal valuations impacted the fair value computed. We could not find your response to this portion of our prior comment. Please advise.

Financial Statements, page F-2

5. Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

Exhibit 23

6. Provide a current consent of the independent accountant in any amendment.

You may contact Babette Cooper at 202-551-3396 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me, Michael Clampitt at 202-551-3434 with any other questions.

Sincerely,

Michael Clampitt
Attorney Advisor

By FAX to: Joel E. Rappoport
FAX number 202-204-5620